UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Radius Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number)

Adam Morgan Velan Capital Investment Management LP 1055b Powers Place Alpharetta, Georgia 30009 (646) 844-0030	Deepak Sarpangal Repertoire Partners LP 31 Hudson Yards, 11th Floor, Suite 43 New York, New York 10001 (415) 677-7050

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,571,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,571,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,571,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,571,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,571,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,571,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,571,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,571,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,571,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,571,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,571,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,571,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,571,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,571,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,571,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,571,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,571,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,571,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,571,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,571,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,571,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,571,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,571,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Eric J. Ende
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

R. John Fletcher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Cynthia L. Flowers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Ann MacDougall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 750469207

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Velan Capital Partners LP, a Delaware limited partnership (“Velan LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan LP;
(iii)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan LP;
(iv)	Velan Capital Management LLC, a Delaware limited liability company (“Velan IM GP”), as the general partner of Velan Capital;
(v)	Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP;
(vi)	Balaji Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP;
(vii)	Repertoire Master Fund LP, a Delaware limited partnership (“Repertoire Master”), with respect to the Shares directly and beneficially owned by it;
(viii)	Repertoire Holdings LLC, a Delaware limited liability company (“Repertoire Holdings”), as the general partner of Repertoire Master;
(ix)	Repertoire Partners LP, a Delaware limited partnership (“Repertoire Partners”), as the investment manager of Repertoire Master;
(x)	Repertoire Partners GP LLC, a Delaware limited liability company (“Repertoire GP”), as the general partner of Repertoire Partners;
(xi)	Deepak Sarpangal, as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP;
(xii)	Dr. Eric J. Ende;
(xiii)	R. John Fletcher;
(xiv)	Cynthia L. Flowers; and
(xv)	Ann MacDougall.

17

CUSIP No. 750469207

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Velan LP, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman are collectively referred to as “Velan.” Repertoire Master, Repertoire Holdings, Repertoire Partners, Repertoire GP and Mr. Sarpangal are collectively referred to as “Repertoire.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

On April 14, 2022, Velan GP and Velan Capital underwent reorganizations (the “Velan Reorganization”) such that (i) Mr. Morgan became a Managing Member of Velan GP alongside Mr. Venkataraman and (ii) Velan IM GP, of which Messrs. Morgan and Venkataraman are Managing Members, replaced Avego Management, LLC (“Avego”) as the general partner of Velan Capital. Accordingly, Avego is no longer a Reporting Person.

(b)       The address of the principal office of each of Velan LP, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman is 1055b Powers Place, Alpharetta, Georgia 30009. The address of the principal office of each of Repertoire Master, Repertoire Holdings, Repertoire Partners, Repertoire GP and Mr. Sarpangal is 31 Hudson Yards, 11th Floor, Suite 43, New York, New York 10001. The principal business address of Dr. Ende is 102 Via Palacio, Palm Beach Gardens, Florida 33418. The principal business address of Mr. Fletcher is c/o Fletcher Spaght Inc., 75 State Street, Boston, Massachusetts 02109. The principal business address of Ms. Flowers is c/o EIR Advisory LLC, 619 Owl Way, Sarasota, Florida 34236. The principal business address of Ms. MacDougall is 610 West End Avenue, #8D, New York, New York 10024.

(c)       The principal business of Velan LP is investing in securities. The principal business of Velan GP is serving as the general partner of Velan LP. The principal business of Velan Capital is serving as the investment manager of Velan LP. The principal business of Velan IM GP is serving as the general partner of Velan Capital. Mr. Morgan is the Chief Investment Officer of Velan Capital and serves as a Managing Member of each of Velan GP and Velan IM GP. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as a Managing Member of each of Velan GP and Velan IM GP. The principal business of Repertoire Master is investing in securities. The principal business of Repertoire Holdings is serving as the general partner of Repertoire Master. The principal business of Repertoire Partners is serving as the investment manager of Repertoire Master. The principal business of Repertoire GP is serving as the general partner of Repertoire Partners. Mr. Sarpangal serves as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP. The principal occupation of Dr. Ende is serving as the President of Ende BioMedical Consulting Group, Inc., a privately-held consulting company focused on helping life sciences companies. The principal occupation of Mr. Fletcher is serving as managing partner emeritus at Fletcher Spaght Inc., a strategy consulting and venture capital firm, and managing partner of Fletcher Spaght Ventures, a venture capital fund. The principal occupation of Ms. Flowers is serving as a Principal of EIR Advisory LLC, a life sciences strategic advisory and investment firm. The principal occupation of Ms. MacDougall is serving as Chief Executive Officer of The Dunollie Fund, a family impact investment fund.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Velan LP, Velan GP, Velan Capital, Velan IM GP, Repertoire Master, Repertoire Holdings, Repertoire Partners and Repertoire GP are organized under the laws of the State of Delaware. Messrs. Morgan, Venkataraman, Sarpangal and Fletcher, Mses. Flowers and MacDougall and Dr. Ende are citizens of the United States of America.

18

CUSIP No. 750469207

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Velan LP and Repertoire Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,571,500 Shares beneficially owned by Velan LP is approximately $11,504,021, including brokerage commissions. The aggregate purchase price of the 1,571,500 Shares beneficially owned by Repertoire Master is approximately $11,338,097, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through (c) are hereby amended and restated to read as follows

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 47,382,754 Shares outstanding as of February 18, 2022, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2022.

As of the date hereof, Velan LP directly beneficially owned 1,571,500 Shares, constituting approximately 3.3% of the Shares outstanding. Velan GP, as the general partner of Velan LP, may be deemed to beneficially own the 1,571,500 Shares owned by Velan LP, constituting approximately 3.3% of the Shares outstanding. Velan Capital, as the investment manager of Velan LP, may be deemed to beneficially own the 1,571,500 Shares owned by Velan LP, constituting approximately 3.3% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 1,571,500 Shares owned by Velan LP, constituting approximately 3.3% of the Shares outstanding. Messrs. Morgan and Venkataraman, as Managing Members of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 1,571,500 Shares owned by Velan LP, constituting approximately 3.3% of the Shares outstanding.

As of the date hereof, Repertoire Master directly beneficially owned 1,571,500 Shares, constituting approximately 3.3% of the Shares outstanding. Repertoire Holdings, as the general partner of Repertoire Master, may be deemed to beneficially own the 1,571,500 Shares owned by Repertoire Master, constituting approximately 3.3% of the Shares outstanding. Repertoire Partners, as the investment manager of Repertoire Master, may be deemed to beneficially own the 1,571,500 Shares owned by Repertoire Master, constituting approximately 3.3% of the Shares outstanding. Repertoire GP, as the general partner of Repertoire Partners, may be deemed to beneficially own the 1,571,500 Shares owned by Repertoire Master, constituting approximately 3.3% of the Shares outstanding. Mr. Sarpangal, as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP, may be deemed to beneficially own the 1,571,500 Shares owned by Repertoire Master, constituting approximately 3.3% of the Shares outstanding.

As of the date hereof, Mses. Flowers and MacDougall, Dr. Ende and Mr. Fletcher do not beneficially own any Shares, constituting 0% of the Shares outstanding.

An aggregate of 3,143,000 Shares, constituting approximately 6.6% of the Shares outstanding, are reported in this Schedule 13D.

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Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 3,143,000 Shares owned in the aggregate by all of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(b)       By virtue of their respective relationships to Velan LP, each of Velan LP, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares reported owned by Velan LP.

By virtue of their respective relationships to Repertoire Master, each of Repertoire Master, Repertoire Holdings, Repertoire Partners, Repertoire GP and Mr. Sarpangal may be deemed to have sole power to vote and dispose of the Shares reported owned by Repertoire Master.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 18, 2022, in connection with the Velan Reorganization, the Reporting Persons and Avego entered into an Amendment and Joinder (the “JFSA Amendment”) to the Joint Filing and Solicitation Agreement (as defined and described in Amendment No. 1 to the Schedule 13D) to remove Avego and add Velan IM GP and Mr. Morgan as parties to the Joint Filing and Solicitation Agreement. A copy of the JFSA Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Taking into account the Subject Shares (as defined and described in the initial Schedule 13D), Repertoire Master has economic exposure to an aggregate of 2,728,424 Shares, representing approximately 5.8% of the outstanding Shares. Repertoire Master and the other Reporting Persons disclaim beneficial ownership of the Subject Shares. The Reporting Persons collectively have economic exposure to an aggregate of 4,299,924 Shares, representing approximately 9.1% of the outstanding Shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	JFSA Amendment, dated April 18, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2022

Velan Capital Partners LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Management LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Management LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

/s/ Adam Morgan
Adam Morgan Individually and as attorney-in-fact for Eric J. Ende, R. John Fletcher, Cynthia L. Flowers and Ann MacDougall

/s/ Balaji Venkataraman
Balaji Venkataraman

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Repertoire Master Fund LP

By:	Repertoire Holdings LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Holdings LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners LP

By:	Repertoire Partners GP LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners GP LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

/s/ Deepak Sarpangal
Deepak Sarpangal

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SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

VELAN CAPITAL PARTNERS LP

Purchase of Common Stock	50,000	8.8227	03/31/2022
Purchase of Common Stock	71,577	8.9939	04/01/2022
Purchase of Common Stock	23,423	8.9621	04/04/2022
Purchase of Common Stock	55,000	8.7457	04/05/2022

REPERTOIRE MASTER FUND LP

Purchase of Common Stock	50,000	8.8227	03/31/2022
Purchase of Common Stock	71,577	8.9939	04/01/2022
Purchase of Common Stock	23,423	8.9621	04/04/2022
Purchase of Common Stock	55,000	8.7457	04/05/2022